October 14, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: China Soar Information Technology, Inc.

Registration Statement on Form S-1 Filed September 3, 2015

File No. 333-206754

Current Report on Form 8-K Filed August 31, 2015

File No. 000-55026

To the men and women of the SEC:

On behalf of China Soar Information Technology, Inc. (“we”, “us”, “our,” or the “Company”), are responding to comments contained in the Staff letter, dated October 1, 2015 addressed to Mu Chun Lin, the Company’s President, and CEO, with respect to the Company’s filing of its S-1 registration statement on September 3, 2015 and our current report on Form 8-K filed on August 31, 2015.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Registration Statement on Form S-1

Prospectus Cover Page, page 3

1. We note your disclosure that you may utilize the services of a crowdfunding intermediary. The Commission has not adopted final crowdfunding rules. Additionally, it does not appear that you are eligible to conduct an offering under Section 4(a)(6) of the Securities Act, and the definition of funding portal is limited to persons acting as intermediaries in transactions under Section 4(a)(6). Please provide us with your analysis as to how you plan to utilize a crowdfunding intermediary and your eligibility to do so, or remove this disclosure throughout your prospectus. Please refer to SEC Release No. 33- 9470.

COMPANY RESPONSE

We may utilize the services of a crowdfunding intermediary that holds a broker/dealer license pursuant to an underwriting agreement to sell securities that we are registering under the Act. Presently, we do not have any agreements with an underwriter and have not contacted any underwriter(s) at this time. We have updated the registration statement whereas we have clarified crowdfunding intermediary to mean an intermediary that holds a valid broker/dealer license in good standing and that is registered with the Commission under the Act, Section 15(b).

2. We note your disclosure that your Chief Executive Officer, Mu Chun Lin, is an underwriter and that the selling stockholders, including Mu Chun Lin, may sell their shares at prevailing market prices or at privately negotiated prices at such time as the shares are quoted on the "Over the Counter Marketplace” or OTC Bulletin Board. Please revise your prospectus to state that Mu Chun Lin is required to sell his personal shares at a fixed price for the duration of the offering, and remove any reference to the ability of Mu Chun Lin to offer his personal shares at prevailing market prices or at privately negotiated prices. Because you have named Mr. Lin as an underwriter and because he is your sole officer and director and holds a significant amount of your securities, it appears that these securities are being offered on your behalf. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the- market offering under Rule 415(a)(4) of Regulation C, even if your shares are quoted on the Over The Counter Marketplace or OTC Bulletin Board.

COMPANY RESPONSE

We have revised the prospectus to state that Mu Chun Lin is required to sell his personal shares at a fixed price of $.10 for the duration of the offering even if the shares are quoted on the OTC Marketplace or the OTC Bulletin Board. Furthermore, we have removed any reference to the ability of Mu Chun Lin to offer his personal shares at prevailing market prices or at privately negotiated prices for the duration of the offering.

Selling Shareholders, page 20

3. Please disclose the natural person or persons or public company that exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by Constant Profit International LTD and Sheenmax LTD. For guidance, please consider Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located on our website at www.sec.gov.

COMPANY RESPONSE

The principal address of Constant Profit International Limited is Flat C, 7/F, Tower 6, Island Resort, Chai Wan, Hong Kong. Cheung Hung Hi is the director of Constant Profit International Limited and exercises sole dispositive and voting power over the shares to be offered in the registration statement by Constant Profit International Limited.

The principal address of Sheenmax Limited is Room 1308, Bank of America Tower, 12 Harcourt Road, Central, Hong Kong. Mo Siu Ying is the director of Sheenmax Limited and exercises sole dispositive and voting power over the shares to be offered in the registration statement by Sheenmax Limited.

We have added this information as a disclosure on page 20 of the registration statement under the caption, selling shareholders.

4. If any of the selling security holders is a broker-dealer or an affiliate of a broker-dealer, please state that the selling security holder is an underwriter. If any selling security holder is an affiliate of a broker-dealer, please state whether the selling security holder purchased the securities in the ordinary course of business and at the time of the purchase of the securities to be resold had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If a selling security holder is unable to provide these representations, then the prospectus should state that the selling security holder is an underwriter.

COMPANY RESPONSE

None of the selling security holders are a broker/dealer or an affiliate of a broker-dealer.

Item 15. Recent Sales of Unregistered Securities, page 29

5. We note your sale of 55,000,000 shares of common stock to 40 Chinese shareholders. Please provide the information required by Item 701 of Regulation S-K, including the name of the persons or the class of persons to whom the securities were sold, and the amount of consideration paid by each of those persons.

COMPANY RESPONSE

We have amended the registration statement, Item 15. Recent Sales of Unregistered Securities, page 29 to include the names of the persons or the class of persons to whom the securities were sold and the amount of consideration paid by each of those persons. We have also included the same on page 20 under the caption selling shareholders.

Form 8-K filed August 31, 2015

6. Please amend your Form 8-K filed August 31, 2015 to include the financial statements required by Item 2.01(f) of Form 8-K and Item 13 of Form 10. In the alternative, please acknowledge that the transaction described in the Form 8-K was not an event reportable under Item 2.01, and amend the Form 8-K accordingly to reflect the nature of the transaction.

COMPANY RESPONSE

We are amending the Form 8K filed on August 31, 2015 to include the financial statements required by Item 2.01(f) of Form 8-K and Item 13 of Form 10.

In response to the Form S-1, we are not requesting acceleration but do acknowledge the following:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In response to the Form 8-K, we further hereby acknowledge that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully,

/s/ Mu Chun Lin

Mu Chun Lin, President and CEO

of China Soar Information Technology, Inc.